

September 6, 2023

Pierre-Yves Leduc
Partner
Stikeman Elliot LLP
1155 Rene-Levesque Blvd. West
41st Floor
Montreal, Quebec H3B 3V2
Canada

> **Re: Liminal BioSciences Inc.**
> **SC 13E3 filed August 17, 2023**
> **Filed by Liminal BioSciences Inc., Structured Alpha LP, Thomvest Asset**
> **Management Ltd., Peter J. Thomson, and Eugene Siklos**
> **File No. 005-91242**

Dear Pierre-Yves Leduc:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3; Exhibit (a)(2)(i)

General

1. Please provide the disclosure required by Item 1003 of Regulation M-A with respect to each filing person. In this respect, consider describing the business relationships among the filing persons other than the company.

2. Please include in the circular delivered to security holders the information appearing in Schedule A of the Schedule 13E-3.

Letter to Shareholders, page i

3. We note that you state the Arrangement is fair to holders of Minority Shares and refer to

such shareholders as "Minority Shareholders." It appears that the definition of Minority Shareholders (and Unaffiliated Securityholders on page 119) includes within it directors and officers of the Company who are not otherwise affiliated with Purchaser, even though those individuals are considered affiliates of the Company under Rule 13e-3(a)(1). The definition of "Minority Shareholders" should therefore exclude such persons, so that the disclosure speaks strictly to the fairness of the Arrangement to unaffiliated securityholders. Please revise throughout the circular. See Item 1014(a) of Regulation M-A.

Forward-Looking Information, page 2

4.   Please revise your disclosure to clarify that the reference to "U.S. Securities Laws" excludes any reference to the Private Securities Litigation Reform Act of 1995, as the safe harbor provisions of the Act are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question M.2 to the July 2001 Third Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations.

Questions and Answers, page 8

5.   Please shorten the summary term sheet and Q&A sections significantly while keeping only a description of the most material terms of the proposed transaction. Refer to Item 1001 of Regulation M-A and Rule 13e-3(e)(1)(ii).

Summary of the Arrangement, page 16

6.   We note that on page 19 and elsewhere you refer to the negotiations between the special committee and the Purchaser as "arm's-length." Please delete all references to "arm's-length negotiations," as such references are inappropriate in a going private transaction by affiliates.

Reasons for the Recommendation of the Special Committee and the Board, page 28

7.   We note that the board of directors considered the BMO Capital Markets presentations and opinion. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the special committee adopted BMO Capital Markets' analyses as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014(b) of Regulation M-A and to address the factor in instruction 2(iv) to Item 1014.

Formal Valuation and Opinion of the Special Committee's Independent Financial Advisor and Valuator, page 34

8.   Revise this section to include the disclosure required by Item 1015(b) of Regulation M-A, including with respect to all preliminary presentations by BMO Capital Markets.

9.   Disclose the projections provided to BMO Capital Markets.

Interests of Certain Persons in the Arrangement, page 46

10.   Please quantify the change of control benefits described on page 46 for each person.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Dan Duchovny at 202-551-3619.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Mergers & Acquisitions